SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934




                     INSPIRE INSURANCE SOLUTIONS, INC.
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                             (Name of Issuer)



                  Common Stock, par value $.01 per share
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                      (Title of Class of Securities)



                                 457732105
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                              (CUSIP Number)



Check the following box if a fee is being paid with this statement ____.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



CUSIP No. 457732105           13G

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     The Millers Mutual Fire Insurance Company

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [   ]


3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF        5    SOLE VOTING POWER           3,866,250
       SHARES
    BENEFICIALLY      6    SHARED VOTING POWER         0
      OWNED BY
        EACH          7    SOLE DISPOSITIVE POWER      3,866,250
     REPORTING
    PERSON WITH       8    SHARED DISPOSITIVE POWER    0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,866,250

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                             [   ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     37.9%

12   TYPE OF REPORTING PERSON*

     IC


*SEE INSTRUCTIONS BEFORE FILLING OUT



                         STATEMENT ON SCHEDULE 13G

This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of INSpire Insurance Solutions, Inc., a Texas corporation (the "Issuer"), and is filed by The Millers Mutual Fire Insurance Company, a Texas mutual insurance company ("Millers"), as the direct beneficial owner of the shares of Common Stock reported as beneficially owned in this statement.

ITEM 1(A)   NAME OF ISSUER.

            INSpire Insurance Solutions, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            300 Burnett Street
            Fort Worth, Texas  76102-2799

ITEM 2(A)   NAME OF PERSON FILING.

            This Schedule 13G is filed by The Millers Mutual Fire
            Insurance Company.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
            RESIDENCE.

            300 Burnett Street
            Fort Worth, Texas  76102-2799

ITEM 2(C)   CITIZENSHIP OR PLACE OF ORGANIZATION.

            Millers is organized under the laws of Texas as a mutual insurance company organized under Chapter 15 of the Texas Insurance Code.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $.01 per share.

ITEM 2(E)   CUSIP NUMBER.

            457732105.

ITEM 3      REPORTING PERSON.

            Inapplicable.

ITEM 4      OWNERSHIP.

            (a) Millers is the beneficial owner of 3,866,250 shares of Common Stock.

            (b) Millers is the beneficial owner of 37.9% of the outstanding shares of Common Stock.

            (c) Millers has the sole power to vote or to direct the vote of all 3,866,250 shares of Common Stock and has the sole power to dispose or to direct the disposition of all 3,866,250 shares of Common Stock.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Inapplicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            Inapplicable

ITEM 7      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            PARENT HOLDING COMPANY.

            Inapplicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
            GROUP.

            Inapplicable

ITEM 9      NOTICE OF DISSOLUTION OF GROUP.

            Inapplicable

ITEM 10     CERTIFICATION.

            Inapplicable



                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1998



                       THE MILLERS MUTUAL FIRE INSURANCE COMPANY


                       By:  /S/JOY J. KELLER
                            ------------------------------
                            Joy J. Keller
                            Executive Vice President and
                            Chief Financial Officer